                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of September, 2004
                 ---------- ----


                             NORTHERN OFFSHORE LTD.
                   -------------------------------------------
                 (Translation of registrant's name into English)

                             c/o Mr. Philip Wallace,
      in his capacity as Joint Provisional Liquidator appointed pursuant to Companies (Winding Up) 2004 Order No. 225 of the Supreme Court of Bermuda
                                    KPMG LLP,
                               8 Salisbury Square,
                            London EC4Y 8BB, England
                                 United Kingdom

      ---------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):    ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes __ No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


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TABLE OF CONTENTS

SIGNATURE                                                      3
NORTHERN OFFSHORE LIMITED (IN PROVISIONAL LIQUIDATION)
ENTERS INTO RESTRUCTURING AGREEMENT WITH BONDHOLDERS           4



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                                   SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NORTHERN OFFSHORE LTD.
                                          -----------------------
                                              (Registrant)


                                          By: /s/ Philip Wallace
                                              ------------------------
                                          Philip Wallace
                                          KPMG LLP, United Kingdom
                                          Joint Provisional Liquidator


Date: September 15, 2004


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(KPMG LOGO)

NORTHERN OFFSHORE LIMITED (IN PROVISIONAL LIQUIDATION) ENTERS INTO RESTRUCTURING
                           AGREEMENT WITH BONDHOLDERS

15 SEPTEMBER 2004

HAMILTON, BERMUDA AND LONDON: Mike Morrison and Philip Wallace, the joint provisional liquidators (the "JPLs") of Northern Offshore Limited ("NOL"), have announced that NOL has entered into an agreement with a significant majority of the holders of NOL's outstanding US dollar notes and Norwegian kroner bonds, which is expected to be sufficient to achieve a financial restructuring of the company. The agreement follows a review by the JPLs of the restructuring options available to the company following their appointment by the Supreme Court of Bermuda on 13 July 2004.

Under the terms of the restructuring agreement, NOL's bondholders will receive at least 98% of the post-restructuring share capital of the Northern Offshore group in settlement of their debts. The agreement provides for a number of ways of achieving this, including through the implementation of a scheme of arrangement in Bermuda. The bondholders who have signed up to the agreement have agreed to vote in favour of a restructuring on these terms at the relevant meetings of NOL's creditors and bondholders which will be held in due course to implement the restructuring.

Prior to the appointment of the provisional liquidators, the informal committee of NOL's bondholders (the "Committee") were prepared to support a consensual restructuring of the company which allowed shareholders to retain 5% of the company's share capital. However, no acceptance of this was forthcoming. Following the JPLs' appointment, the Committee indicated to the JPLs that they would still be prepared to support a restructuring which would provide for the listing on the Oslo Stock Exchange being maintained and for 2% of the post-restructuring share capital being retained by NOL's existing shareholders. However, approval at a shareholders' meeting of NOL would be necessary to implement such a restructuring. The JPLs wrote to NOL's largest shareholder, World Shipholding Ltd ("World"), to see if it wished to accept this offer, but to date have received no reply. Whilst the agreement reached with a significant majority of the bondholders does allow for the possibility of existing shareholders retaining a 2% interest in the company, the lack of any positive response from World has led the JPLs to conclude that this form of restructuring would be unlikely to receive the appropriate level of support from shareholders. Consequently the JPLs intend to propose an alternative restructuring whereby bondholders will own 100% of the post-restructuring share capital in the Northern Offshore group. Under such a proposal it will not be possible to maintain NOL's current listing.


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Mike Morrison said: "We are delighted to have already reached agreement with a majority of the company's bondholders, and to provide some clarity to creditors, suppliers and customers for the company's restructuring going forward. Meanwhile, the business is continuing as normal."

Mr Morrison continued: "Given that the company has entered into a non-consensual insolvency process, the possibility for shareholders to receive anything at all is most unusual. In the absence of support from the main shareholder, World Shipholding Limited, we cannot justify spending further time and cost pursuing a consensual deal that leaves 2% for shareholders."

It is currently expected that the terms of the scheme of arrangement will be finalised and sent to bondholders in October.

Bondholders who wish to receive more information about the restructuring agreement should contact the London office of Bingham McCutchen LLP, the law firm acting for the Committee.

                                     -ENDS-

NOTES TO EDITORS:

1. The JPLs can be contacted through Adrian Bourne, KPMG in London (+ 44 (0) 207 694 3018) or Chris Giddens, KPMG Financial Advisory Services Limited in Bermuda (+ (1) 441 294 2653)

2. Contact details for Bingham McCutchen LLP are Phil Knott or James Terry on + 44 (0)20 7661 5300.

FOR FURTHER INFORMATION PLEASE CONTACT:

Judith Dow, KPMG Corporate Communications (London)
Tel: 0207 694 8584 Mobile: 07786 197 718 Email: JUDITH.DOW@KPMG.CO.UK KPMG PRESS OFFICE: 0207 694 8773

ABOUT KPMG:
KPMG is the global network of professional services firms who provide audit, tax and advisory services.

KPMG LLP operates from 22 offices across the UK with 9,000 partners and staff.

KPMG recorded a UK fee income of L1,008 million in the year ended September
2003.

KPMG LLP, a UK limited liability partnership, is the UK member firm of KPMG International, a Swiss cooperative.